FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	September	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3. 4.

News Release dated September 28, 2004 (“RIM and 02 Introduce New BlackBerry 7290 Handheld in Europe")

News Release dated September 28, 2004 (“Maxis and RIM Announce Plans To Offer BlackBerry In Malaysia")

News Release dated September 28, 2004 (“PalmSource and RIM Announce Release of Email API to Developers")

News Release dated September 28, 2004 (“Cingular Wireless and RIM Introduce the BlackBerry 7290 For International Travellers")

Page No 3 3 4 4

Document 1

28 September 2004

FOR IMMEDIATE RELEASE

RIM and O2 Introduce New BlackBerry 7290 Handheld in Europe

New BlackBerry handheld to be available soon from O2 in the UK, Germany and Ireland

Waterloo, Ontario — Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) and O2 today introduced the new BlackBerry 7290 Wireless Handheld™ for mobile professionals in Europe. The Java™-based BlackBerry 7290™ builds upon the popular BlackBerry® experience with new features including a quad-band phone, Bluetooth® support, a brighter color screen and enhanced memory.

The BlackBerry 7290 is designed for customers who want a compact, all-in-one device with exceptional messaging capabilities, integrated phone, organizer and browser for all their mobile communication and information needs. It is expected to be available from O2 in the UK, Germany and Ireland from November 2004.

“The new features of the BlackBerry 7290 further enhance the user experience for both data and voice applications, making it ideal for mobile professionals that want a best-in-class mobile solution,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “The BlackBerry 7290 is an important addition to our product portfolio and will add to the success and momentum that O2 and RIM have already achieved with BlackBerry in Europe.”

Laurence Alexander, Products and Devices Director O2 UK, said: “We are pleased to be adding the BlackBerry 7290 to our family of BlackBerry from O2 products. We know that secure, integrated access to mobile communications is vital for our professional customers who want to remain connected and in touch when they are on the move.”

BlackBerry® is an award-winning wireless solution that enhances the way people manage their information and communications. BlackBerry provides users with easy access to their email and other communications wherever they are*, increasing response times and productivity and enabling users to get the most out of their day.

The BlackBerry 7290 features all the popular elements of existing BlackBerry 7200 series handhelds, including a compact, ergonomic handheld design, high-resolution color screen that supports over 65,000 colours, easy-to-use QWERTY keyboard, thumb-operated navigation trackwheel, excellent battery performance, plus integrated support for corporate and personal email, phone, SMS, organizer, Internet and intranet applications.

  New and enhanced features for the BlackBerry 7290 include:
  Quad-band support for GSM/GPRS 850/900/1800/1900 MHz frequencies - enabling full international roaming
  Bluetooth support for Bluetooth headsets and car kits
  A brighter LED backlight - making it easy to check information anytime, anywhere
  Updated QWERTY keyboard style with highlighted number keys for easy dialling and typing
  Increased memory to 32 MB flash memory and 4 MB SRAM to further improve storage capabilities for messages, calendar appointments and applications

BlackBerry comprises hardware, software and service providing an end-to-end solution. For larger corporate customers, BlackBerry Enterprise Server™ software integrates with Microsoft® Exchange and IBM Lotus® Domino™ (Novell GroupWise support is expected later this year) and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access multiple business and/or personal email accounts from a single mobile device and without the need for server software (includes support for Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts).

BlackBerry also features cradle-free wireless email synchronisation for corporate users as well as integrated attachment viewing that supports popular file formats (including: Microsoft® Word, Excel, PowerPoint, PDF, WordPerfect, ASCII).

Pricing information will be available through O2 at the time of product availability.

Note to Editors: To download images of the new BlackBerry 7290, please visit http://www.blackberry.com/uk/news/products/index.shtml

Media Contacts:
RIM
Tilly Quanjer, Senior Communications Manager
RIM Europe
+44 (0)1784 223987
tquanjer@rim.com

Hotwire PR for RIM
+44 207 608 2500

Courtney Flaherty
Brodeur Worldwide for RIM
+1 212.771.3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

O2 UK Contact
Nicola Green, O2 UK 07976 957810
Louie St Claire, O2 UK 0783 4093217

ABOUT O2 UK

O2 aims to enrich customer’s lives by enabling them to get the most from their mobile. As a leading provider of mobile services to consumers and businesses in the UK, O2 offers a range of services including text, media messaging, games, always on data connections (via “GPRS”), music over mobile, mobile video and much more. O2 is the UK market leader in mobile data services such as text, with over half a billion messages being sent by O2 customers each month. O2 has approximately 13.5 million customers in the UK.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

* Subject to network coverage

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

September 28, 2004

FOR IMMEDIATE RELEASE

Maxis and RIM Announce Plans to Offer BlackBerry in Malaysia

Integrated Wireless Access to Email, Data and Phone Applications on a single device

Kuala Lumpur, Malaysia and Waterloo, Canada – Maxis Communications Berhad (Maxis) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) have begun collaborating in order to bring the BlackBerry® wireless platform to mobile professionals in Malaysia.

The debut of BlackBerry will pave the way for Maxis to offer its customers a single, integrated handheld for all their data and voice needs. BlackBerry will be the latest addition to Maxis Mobile Office Solutions.

BlackBerry can provide customers with access to a broad range of applications including email, phone, intranet, Internet, SMS and personal information management applications operating over Maxis’ GSM and GPRS network.*

“Maxis is pleased to be associated with RIM, a leader in wireless communications. Part of our strategy is to provide mobile office solutions to our customers who require email and Internet access anytime, anywhere. RIM’s solution can ensure that we are able to provide hassle free convenience at an affordable price,” said Maxis Chief Operating Officer Edward Ying.

Ying reiterated that introducing new solutions is part of Maxis’ strategy to provide customers with innovative and reliable wireless mobility solutions. “We are on track to launch BlackBerry in Malaysia by the end of this year,” he said, adding that pricing details will be announced at a later time.

“The continuing popularity of BlackBerry around the globe illustrates the importance of integrated data and phone solutions with always-on connectivity. We are very pleased to begin working with Maxis to introduce BlackBerry to Malaysia,” said Patrick Spence, Vice President of Asia Pacific, RIM.

BlackBerry consists of integrated hardware, software and service. For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange and IBM Lotus® Domino™ (Novell GroupWise™ support is expected to be available later this year) and works with existing enterprise systems to enable secure, push-based, end-to-end, wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

Further information will be announced at a later date.

About Maxis Communications Berhad

Maxis is Malaysia’s premier telecommunications company providing high quality voice and data services. Its mobile postpaid and prepaid services are offered under the Maxis and Hotlink brands respectively. The company has achieved its leading position through a clear strategy of developing premium brands, providing quality network and customer services and introducing innovative services and products. In support of its mobile business, Maxis also operates an international gateway as well as a domestic fixed line network which offers voice and data services to business customers. Its broadband infrastructure includes fibre-optic, microwave and VSAT technologies. For more information about Maxis, please visit the corporate website at http://www.maxis.com.my

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Anita Matthews
Maxis Communications Berhad
+60 3 2330 7173
manita@maxis.com.my

Katie Lee
RIM Asia Pacific
+852 6277 6841
kalee@rim.com

Courtney Flaherty
Brodeur Worldwide for RIM
(212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

* Check with Maxis Communications for roaming services.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 3

CONTACT INFORMATION

Daniel Widmer
PalmSource, Inc.
408-400-1933
daniel.widmer@palmsource.com

Courtney Flaherty
Brodeur Worldwide for RIM
(212) 771-3637
cflaherty@brodeur.com

Katie Lee
RIM Asia Pacific
+(852) 6277 6841
kalee@rim.com

Tilly Quanjer
RIM Europe
+44 (0) 1784 223987
tquanjer@rim.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

PalmSource and RIM Announce Release of Email API to Developers

Email API will enable development of secure mobile data applications

MUNICH, Germany, PalmSource™ Euro DevCon, September 28, 2004 – PalmSource, Inc. (NASDAQ: PSRC), provider of Palm OS®, a leading operating system powering next generation mobile devices and smartphones, and Research in Motion (RIM) (NASDAQ: RIMM; TSX: RIM) a leading developer of wireless solutions, today announced that PalmSource is making the email API that will be released with the first version of the PalmSource Mail client for BlackBerry Connect™ available to Palm OS developers. The email API is designed to enable developers to leverage the secure BlackBerry® email transport to create secure mobile data applications such as customer relationship management (CRM), sales force automation (SFA), supply chain management (SCM) and mobile field services for the enterprise environment on Palm Powered™ smartphones and mobile devices.

        “One of the strengths of the BlackBerry platform is that it enables developers to create secure enterprise applications using a security architecture that meets strict IT requirements and is already widely approved and deployed,” said Mike Lazaridis, president and Co-CEO at Research In Motion. “By continuing to work with PalmSource and Palm OS developers, we are leveraging our respective strengths to provide licensees and carriers with the wireless capabilities their customers desire.”

“Making this API available to the Palm OS developer community can lead to new enterprise solutions for the Palm OS platform and further demonstrates our commitment to mobile data and enterprise solutions,” said David Nagel, president and chief executive officer for PalmSource. “We believe that Palm OS®, together with RIM’s innovative BlackBerry® connectivity will meet the growing needs of our customers and Palm OS developers.”

About Research in Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About PalmSource

PalmSource, Inc. is the company behind Palm OS®, a leading operating system powering mobile information devices. Approximately 35 million Palm Powered handhelds and smartphones have been sold to date worldwide. Industry leaders Aceeca, AlphaSmart, Fossil, Garmin, GSL, Kyocera, Lenovo, palmOne, QTech, Samsung, Sony, Symbol Technologies and Tapwave license Palm OS to create diverse mobile devices that meet unique customer needs. Palm OS has given rise to a large community of users, enterprises, developers and manufacturers, who together make up the Palm Powered Economy. More information about PalmSource is available at www.palmsource.com, www.palmsource.co.uk, www.palmsource.fr, www.palmsource.de and www.palmsource.com.cn.

Copyright © 2004, PalmSource, Inc. PalmSource, Palm Powered and Palm OS, and their related logos, are trademarks or registered trademarks of PalmSource, Inc. or its affiliate in the United States, France, Germany, Japan, the United Kingdom, and other countries. The RIM and BlackBerry families of related marks, images and symbols are trademarks of Research In Motion Limited. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. All rights reserved.

Safe Harbor Statement

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This press release contains forward-looking statements that involve risks and uncertainties, as well as assumptions if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements regarding release of the email API for the PalmSource™ Mail client for BlackBerry Connect and the BlackBerry Service. The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, the ability of licensed developers to create secure mobile data applications for Palm Powered devices in a timely manner that meet market demands and help grow the Palm Powered Economy; the ability of PalmSource to grow and maintain its develop community and to compete with existing and new competitors; the continued growth of the smartphone and wireless markets and the penetration of these markets by PalmSource and its licensees; and other risks and uncertainties contained in our public announcements, reports to stockholders and other documents filed with and furnished to the Securities and Exchange Commission, including our Annual Report on Form 10-K for the period ended May 28, 2004. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

_________________

Document 4

MEDIA CONTACTS:
Jennifer Bowcock
Cingular Wireless
404-236-6319
jennifer.bowcock@cingular.com

Jodi Sacks
Ketchum for Cingular Wireless
404-879-9140
jodi.sacks@ketchum.com

Courtney Flaherty
Brodeur Worldwide for RIM
212-771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.net

   CINGULAR WIRELESS AND RIM INTRODUCE THE

BLACKBERRY 7290 FOR INTERNATIONAL TRAVELERS

   Cingular’s First Quad-Band Handheld Extends The BlackBerry Experience To GSM/GPRS Markets Worldwide

Atlanta and Waterloo, Ontario, September 28, 2004 — Cingular Wireless and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) announced today the newest member of the BlackBerry® family, the BlackBerry 7290 Wireless Handheld™. It is Cingular’s first quad-band, Bluetooth enabled product offering designed especially for business customers who want to stay connected while traveling internationally.

The Java™-based BlackBerry 7290™, currently exclusive to Cingular within the United States, combines phone, email, Short Messaging Services (SMS), organizer, Web browsing and corporate data access capabilities in a single handheld. The 7290 operates on the GSM/GPRS 850/900/1800/1900 MHz frequencies, which enables both domestic and international roaming in practically any GSM market worldwide.*

“International roaming for voice and data is the next horizon for mobile professionals,” said Jim Ryan, vice president of data product management and business marketing, Cingular Wireless. “With the BlackBerry 7290, Cingular customers can take advantage of our substantial international capabilities today and enjoy even greater coverage in the future as our footprint grows.”

“The BlackBerry 7290 provides a smooth blend of powerful features for the mobile professional that wants a best-in-class mobile solution. It is a robust addition to Cingular’s portfolio of BlackBerry devices,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “BlackBerry continues to stand out with customers because it excels in the areas that matter most — usability on the front-end and integration on the back-end.”

The BlackBerry 7290 features a crisp, high-resolution screen that supports more than 65,000 colors, excellent battery life and an updated QWERTY keyboard with highlighted number keys for easy dialing and typing. The 7290 comes with 32 MB of flash memory and 4 MB of SRAM, allowing for more storage capabilities. The device also supports cradle-free wireless email synchronization, integrated attachment viewing (including support for popular file formats such as Word, Excel, PowerPoint, WordPerfect, PDF and ASCII) and remote address look up in addition to secure, push-based wireless connectivity.

The 7290 also features Bluetooth, a short-distance technology designed to wirelessly connect electronic devices, which enables customers to take advantage of wireless headsets and car kits. Cingular is currently offering three Bluetooth-enabled ear buds that are compatible with the BlackBerry 7290.

The BlackBerry 7290 is expected to be commercially available from Cingular in early October. It will be priced on a promotional basis at $149 with a two-year service agreement and packaged with a free wireless ear bud for convenient voice calling.

For downloadable images of the BlackBerry 7290™, please visit:

http://www.rim.com/news/kit/media/downloads/index.shtml.     For more information about the new BlackBerry 7290, please visit Cingular Wireless’ website at www.cingular.com.

ABOUT RESEARCH IN MOTION (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

ABOUT CINGULAR WIRELESS

Cingular Wireless, a joint venture between SBC Communications (NYSE: SBC) and BellSouth (NYSE: BLS), serves more than 25 million voice and datacustomers across the United States. A leader in mobile voice and data communications, Cingular is the only U.S. wireless carrier to offer Rollover(SM), the wireless plan that lets customers keep their unused monthly minutes. Cingular is the largest provider of GSM services in the United States, and has a 100 percent digital GSM/GPRS footprint across its service area. It also launched the world’s first commercial deployment of wireless services using Enhanced Data rates for GSM Evolution (EDGE) technology. Cingular also provides corporate e-mail and other advanced data services through its GPRS, EDGE and Mobitex packet data networks. Details of the company are available at http://www.cingular.com .

_________________

* Check with Cingular Wireless for roaming services.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	September 28, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller